EXHIBIT 10.1

News

RiT TECHNOLOGIES REPORTS Q2 2006 RESULTS
– Strongest Enterprise Sales in 5 Years –

Tel Aviv, Israel – July 19, 2006 – RiT Technologies (NASDAQ: RITT), the pioneer and world-leading provider of intelligent physical layer solutions, today announced financial results for the second quarter and first half ended June 30, 2006.

Revenues for the second quarter of 2006 were $6,652,000, an increase of 26% compared with $5,267,000 recorded in the first quarter of 2006. Revenues for the second quarter of 2005 were $7,016,000. Net loss for the second quarter of 2006 was $622,000, or $0.04 per share (basic and diluted), an improvement of 27% compared with a net loss of $850,000, or $0.06 per share (basic and diluted) recorded in the first quarter of 2006. Net income for the second quarter of 2005 was $511,000, or $0.04 per basic share, or $0.03 per diluted share.

Revenues for the first six months of 2006 were $11,919,000 compared with $13,623,000 for the first half of 2005. Net loss for the first half of 2006 was $1,472,000, or $0.10 per share (basic and diluted) compared with net income of $752,000, or $0.05 per share (basic and diluted), for the first half of 2005.

Commenting on the results, Mr. Doron Zinger, RiT’s President and CEO, said, “The improvement in our results compared to the first quarter reflects the continued steady growth of our Enterprise business, which, as projected, partially compensated for another slow Carrier quarter. In fact, the quarter’s Enterprise revenues were the strongest they have been in five years, as rising OEM sales combined with the normal seasonal strength of our Enterprise sales in the second quarter.”

Mr. Zinger continued, “With the goal of achieving profitability in the coming quarters, we continue to maintain close control of all expenses and are accelerating our efforts to close significant deals in the Carrier sales pipeline.”

The Company will host a conference call to discuss these results today, Wednesday, July 19th, at 10:00 A.M. Eastern Daylight Time/ 17:00 Israel Daylight time. To participate, please call +1-866-229-7198 from the US (toll free), or +972-3-918-0600 from International locations. A replay of the call will be available beginning at 12 noon ET on the day of the call for 14 days by calling +1-866-500-4966 from the US (toll free), or +972-3-925-5940 from the rest of the world.

The call will also be available through a simultaneous webcast. To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows:

http://www.videonewswire.com/event.asp?id=34699

The call will also be archived for replay for 14 days at the same url address.

Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:	Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	(Unaudited)		(Unaudited)

	2006 U.S. $	2005 U.S. $	2006 U.S. $	2005 U.S. $

Sales	6,652	7,016	11,919	13,623
Cost of sales	3,754	3,094	6,621	6,096

Gross profit	2,898	3,922	5,298	7,527

Operating costs and expenses:
Research and development:
Research and development, gross	1,065	1,055	2,041	2,190
Less - royalty-bearing participation	-	-	-	119

Research and development, net	1,065	1,055	2,041	2,071

Sales and marketing	1,979	1,824	3,808	3,700
General and administrative	529	552	1,050	1,087

Total operating expenses	3,573	3,431	6,899	6,858

Operating income (loss)	(675)	491	(1,601)	669
Financial income, net	53	20	129	83

Net income (loss)	(622)	511	(1,472)	752

Basic earnings (loss) per ordinary share	(0.04)	0.04	(0.10)	0.05

Diluted earnings (loss) per ordinary share	(0.04)	0.03	(0.10)	0.05

Weighted average number of ordinary shares
used to compute basic earnings (loss) per
ordinary share	14,632,989	14,284,816	14,618,055	14,226,613

Weighted average number of ordinary shares
used to compute diluted earnings (loss)
per ordinary share	14,775,718	15,444,906	14,980,417	15,386,498

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	7,011	7,222
Marketable securities	-	506
Trade receivables, net	5,363	4,725
Other current assets	776	741
Inventories	5,040	5,101

Total Current Assets	18,190	18,295

Assets held for severance benefits	1,792	1,751

Property and Equipment
Cost	2,762	2,544
Less - accumulated depreciation	2,006	1,875

	756	669

Total Assets	20,738	20,715

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	4,659	3,270
Other payables and accrued expenses	2,301	2,680

Total Current Liabilities	6,960	5,950

Long-term Liability
Liability in respect of employees' severance benefits	2,281	2,253

Total Liabilities	9,241	8,203

Shareholders' Equity
Share capital	388	383
Treasury Stock	(27)	(27)
Additional paid-in capital	31,748	31,335
Accumulated other comprehensive loss	-	(39)
Accumulated deficit	(20,612)	(19,140)

Total Shareholders' Equity	11,497	12,512

Total Liabilities and Shareholders' Equity	20,738	20,715